NEWS RELEASE

June 1, 2017

Nevsun Declares Second Quarterly Dividend of 2017

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) (Nevsun or the Company) advises that its Board of Directors has declared a quarterly dividend of US$0.01 per common share (US$0.04 per common share annually).  The dividend is payable on July 10, 2017, to shareholders of record as of the close of business on June 30, 2017.

This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

Peter Kukielski, Nevsun’s CEO, commented, “Payment of a dividend is core to our capital allocation philosophy, and our current yield is peer leading.  We encourage investors to sign up for our dividend reinvestment plan.  Cash not used for dividends will be invested in the world class Timok development project.”

Dividend Reinvestment Plan

Nevsun’s dividend reinvestment plan (“DRIP”) allows shareholders to reinvest their cash dividends into additional common shares of Nevsun.

Benefits of the DRIP for Nevsun shareholders:

  Commission free – Shareholders do not pay any costs or commissions.
  Discount to market – Common shares issued at a 3% discount to the market price.
  Full or partial participation – Shareholders can elect to receive all or part of their dividend in shares.
  Participation rights – Shareholders can change their DRIP participation level at any time.

Participation in the DRIP is open to all registered and beneficial shareholders in Canada, the United States and other jurisdictions where participation in the DRIP would not be prohibited or restricted by applicable law. Dividends are paid only when declared by Nevsun’s Board of Directors, and the Company may, in its discretion, change or eliminate the discount applicable to treasury acquisitions or any other terms of the DRIP.

This news release is not an offer to sell or a solicitation of an offer of securities. Nevsun has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission that is available electronically under the Company’s profile from EDGAR (www.sec.gov/).

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone in Serbia and 60% owner of the high-grade copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing the Timok project to production.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com